Exhibit 6.3

FORM OF AMENDED AND RESTATED VIDEO GAME LICENSE AGREEMENT

This Amended and Restated Video Game License Agreement (this “Agreement”), dated as of [ ], 2016 (“Effective Date”), is entered into between Double Fine Productions, Inc., a California corporation (“Developer”), with its principal place of business at 525 Brannan Street, Suite 200, San Francisco, California 94107, and Fig Grasslands LLC, a Delaware limited liability company (“Licensee”), with its principal place of business at 715 Bryant St., Suite 202, San Francisco, CA 94107. This Agreement supersedes in its entirety the Video Game License Agreement, dated September 23, 2015, entered into between Developer and a corporate affiliate of Licensee. Developer and Licensee may be referred to individually as a “Party” and collectively as the “Parties.”

INTRODUCTION

A.        WHEREAS the parties entered into that certain Video Game License Agreement on December 3, 2015 (the “Original Agreement”);

B.        Developer is the owner of all Intellectual Property Rights (as defined below) in and to the Licensed Game (as defined below), which is being developed by Developer for the Platforms (as defined below).

C.        Licensee is a publisher of video games.

D.        Licensee’s parent, Fig Publishing, Inc. (“Fig Publishing”), is raising funds through Fig.co, an investment crowdfunding platform affiliated with Fig Publishing, and wishes to provide funding to the Developer to complete development of the Licensed Game.

E.        Licensee wishes to license the Licensed Game from Developer, and Developer wishes to license the Licensed Game to Licensee, to exploit the Licensed Game on the Platforms in accordance with the following terms and conditions.

F.        WHEREAS, the parties desire to amend and restate the Original Agreement and to enter into this Agreement;

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend and restate the Original Agreement in its entirety as follows:

1.	DEFINITIONS.

In addition to the capitalized terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:

1.1.	“Adjusted Gross Receipts” means gross revenues actually received by Licensee from the exploitation of the Licensed Game by any Co-Publisher less:

(a)	any and all (i) payment processing charges, credit card charges, chargebacks, returns, disputed charges, fraudulent charges and/or bad debt; (ii) excise, sales, value added or comparable or similar taxes; and (iii) Distributor fees (by way of example, any fees or charges by Steam or other Distributors), in each case attributable to Licensee’s exploitation of the Licensed Game (collectively, the “Selling Expenses”); and

(b)	the payment of the Service Fee described in Section 4.7.

1.2.	“Committed Platforms” means only those Platforms designed for personal computer operating systems, including but not limited to: Microsoft Windows, Apple Macintosh, OS X and Linux.

1.3.	“Co-Publisher” means the Developer, the Licensee and any other party granted a license to exploit the Licensed Game on the Platforms.

1.4.	“Co-Publisher Payments” has the meaning given in Section 2.4 below.

1.5.	“Crowdfunding Target” means Three Million Three Hundred Thousand Dollars ($3,300,000) as an aggregate amount of (i) the amounts raised through the Developer’s rewards crowdfunding campaign conducted on Fig.co (“Rewards Crowdfunding”) and (ii) the amounts raised by Fig Publishing through its investment crowdfunding campaigns for the Licensed Game conducted on Fig.co (“Investment Crowdfunding”). Achievement of the Crowdfunding Target shall be determined by Licensee.

1.6.	“Defect” means an error, bug, defect malfunction, failure, nonconformity or other deficiency in the operation of the Licensed Game.

1.7.	“Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer in connection with or related to the Licensed Game.

1.8.	“Distribution Agreement” means an agreement with a third party (a “Distributor”) to distribute (whether physically or digitally), deliver, transmit, stream, resale, wholesale or otherwise exploit the Licensed Game.

1.9.	“DLC” means downloadable additional content or expansions to a video game which require the installation and license of such video game to be played by an end user.

1.10.	“Game Development Funding” has the definition set forth in Section 4.1 below.

1.11.	“Game Shares Proceeds” means the gross proceeds of Fig Publishing from the sale of its “Game Shares” related to the Licensed Game.

1.12	“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing).

1.13.	“Fig Publishing” means Fig Publishing, Inc., which is the Licensee’s parent. The Licensee is wholly owned by Fig Publishing.

1.14.	“Fig Publishing Share” has the meaning set forth in Section 4.1 below.

1.15.	“Licensed Game” means each version of the video game identified and described on Exhibit A for use with each of the Platforms, including updates and enhancements but excluding any DLC thereto.

1.16.	“Licensee Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Licensee.

1.17.	“Open Source” means any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; or (ii) be redistributable at no charge. Open Source includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Source License (SISL), and (g) the Apache Server license.

1.18.	“Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television and any other operating system on which video games are played, whether now known or hereafter devised, including but not limited to Microsoft Windows operating systems, Microsoft Xbox 360, Xbox One, Sony PlayStation 3, PlayStation 4 and Vita, Nintendo Wii, Wii-U, DS and 3DS. Apple Macintosh, OS X and iOS operating systems, Google Android operating system, and Linux operating system, and all future versions of each of the foregoing.

2.	LICENSE GRANT; OWNERSHIP.

2.1.	Game License. Developer hereby grants to Licensee a non-exclusive, irrevocable, perpetual (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, create derivative works of solely for the purpose of advertising, promoting and marketing the Licensed Game, and otherwise utilize the Licensed Game for and in connection with publishing, distributing, advertising, marketing and promoting the Licensed Game to consumers (the “Publishing License”). Licensee agrees that unless this Agreement is terminated by Licensee pursuant to Section 7.3(i) below, Licensee will obtain Developer’s prior written (with email sufficing) approval, which approval shall not be unreasonably withheld, prior to entering into any Distribution Agreement for the Licensed Game with any third party. Licensee shall have the right to approve any agreements between the Developer and a Co-Publisher, such approval not to be unreasonably withheld. Notwithstanding the foregoing, Developer may enter into a Distribution Agreement without the Licensee’s consent if either (i) the Developer is required to do so by the Distributor or the Developer has a pre-existing Distribution Agreement in place with such Distributor or (ii) distributing the Licensed Game under the Distribution Agreement would provide a commercial advantage to Licensee, including but not limited to more favorable terms being obtained than could be obtained by the Licensee directly.

2.2.	Developer Brand Features License. Developer hereby grants to Licensee an non-exclusive, irrevocable, perpetual (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), fully paid up, sublicensable (across multiple tiers) right and license to use, create derivative works of, display and otherwise utilize the Developer Brand Features identified on Exhibit B and components of the Licensed Game (including, without limitation, pictorial, audio and audiovisual elements, characters, screenshots and icons) in connection with the Licensed Game and the advertising, promotion and marketing thereof (the “Brand Features License” and collectively with the Publishing License, the “Licensed Rights”). The Parties hereby agree that any use of Developer Brand Features by either Party must comply with false advertising and similar laws. Licensee further agrees that any use of the Developer Brand Features by Licensee must meet Developer's quality standards.

2.3.	Domain Names. Licensee shall have the right to use in conjunction with the Licensed Game, domain names using Developer Brand Features either alone or in combination with Licensee Brand Features, subject to Developer's consent, which shall not be unreasonably withheld.

2.4.	Revenue Payments. Notwithstanding the non-exclusive nature of the Publishing License, all revenue generated by any Co-Publisher from the Licensed Game (“Licensed Game Revenue”) shall be paid directly to the Licensee without deduction of any kind. Notwithstanding the foregoing, Developer agrees that it shall promptly pay, and it shall use commercially reasonable efforts to cause any other Co-Publisher to promptly pay, to Licensee any Licensed Game Revenue that is paid to it rather than Licensee, without deductions of any kind. To the extent that any Co-Publisher identifies and negotiates Distribution Agreements, the Co-Publisher shall promptly notify Licensee and use commercially reasonable efforts to provide that each Distribution Agreement direct all Licensed Game Revenue to Licensee as the beneficiary of any payments earned thereunder. If the Distributor refuses to direct revenues directly to Licensee, the Co-Publisher may receive Licensed Game Revenue directly and pay all such revenues to Licensee (“Co-Publisher Payments”) without deductions of any kind to a bank account provided by Licensee in accordance with Section 4.4.

Licensed Game Revenue shall not include revenues received by the Developer pursuant to its Rewards Crowdfunding campaigns for the Licensed Game conducted on Fig.co; provided, however, (i) any revenues from any rewards crowdfunding campaigns, whether conducted on Fig, on the Developer’s own website or on another crowdfunding platform, that is not spent in the development of the Licensed Game will be included in Licensed Game Revenue, and (ii) Developer will not raise any such rewards crowdfunding in the six months prior to the commercial release of the Licensed Game without Licensee’s mutual consent.

The Developer agrees that Distribution Agreements and agreements with any Co-Publisher shall establish fair, just and equitable market rates, and arms-length prices in such dealings, which shall be created on a reasonable and empirically justifiable basis. Developer shall provide a statement detailing Licensed Game Revenues received pursuant to Distribution Agreements according to a form provided to Developer by Licensee. Developer acknowledges and agrees that Developer’s failure to comply with the provisions of this Section 2.4 would be a material breach of this Agreement and an infringement of Licensee’s Intellectual Property Rights.

Licensed Game Revenue shall not include revenues received by the Developer pursuant to its rewards crowdfunding campaigns for the Licensed Game conducted on Fig.co.

2.5.	Ownership. The Parties agree that as between the Parties, (i) Developer is the owner of the Licensed Game, the Developer Brand Features, and all Intellectual Property Rights therein and thereto (collectively, the “Developer IP”); and (ii) Licensee is the owner of the Licensee Brand Features and all Intellectual Property Rights therein and thereto (collectively, the “Licensee IP”).

3.	DEVELOPER & LICENSEE OBLIGATIONS.

3.1.	Delivery. Developer shall deliver the Licensed Game in executable format for each Committed Platform, free of all Defects to Licensee at Developer’s sole cost and expense, in a form and format specified by Licensee no later than July 31, 2018 (the “GM Delivery Date”), unless otherwise agreed upon by the Parties in writing. The Developer has no obligation to prepare the Licensed Game in executable format for Platforms other than Committed Platforms at any time or at all. Additionally, Developer shall promptly deliver any and all bug fixes, updates or upgrades of the Licensed Game that Developer develops for the Committed Platforms and other Platforms, if any.

3.2.	Build Delivery. Developer shall, at any time prior to the GM Delivery Date at Licensee’s request, deliver or otherwise make available, through file management systems such as Perforce, the then-current build of the Licensed Game for the Platform or Platforms specified by Licensee in both object code and source code formats no later than thirty (30) days from the date of each such request.

3.3.	Cooperation.

3.3.1.	Licensee’s affiliate, Loose Tooth Industries, Inc. (“Fig Holdings”), will be responsible for proposing a rewards crowdfunding campaign for the Licensed Game and coordinating said campaign with Investment Crowdfunding campaigns to be conducted by Fig Publishing. Provided that Developer approves the proposed campaign and has entered into a rewards crowdfunding campaign agreement with Fig Holdings, Licensee will cause Fig Holdings to develop a schedule and summary of said campaigns that Fig Holdings and Licensee will review with Developer. After Developer is in agreement with said schedule and summary and all the dates involved in running the campaigns, Licensee will cause Fig Holdings to commence developing advertising assets based upon assets created by Developer for use by Fig Holdings in the Rewards Crowdfunding campaign and by Fig Publishing in the Investment Crowdfunding campaigns. Developer and Licensee further agree that each shall cooperate with the other as reasonably requested from time to time with regard to the marketing, advertising, promotion and distribution of the Licensed Game. Developer acknowledges and agrees that Licensee may delegate any or all of its responsibilities under this Agreement, other than any obligation of Licensee to pay any amount to Developer due hereunder, to Fig Holdings.

3.3.2.	Licensee agrees to designate staff no less qualified than its current personnel who will at all reasonable times be available to consult with Developer on business decisions (as contrasted with creative and software development decisions) being made by Developer during the development and following the release of the Licensed Game. Such business decisions shall include the choices of: technology platforms and devices for which the Licensed Game should be developed, languages in which the Licensed Game should be localized, and Distributors that should be used. In the performance of the tasks authorized under Section 2 above, Licensee shall have the right to approve any Distribution Agreements or agreements with another Co-Publisher proposed by Developer, such approval not to be unreasonably withheld, and if Licensee does not respond to Developer’s proposal of an agreement (sent pursuant to Section 10.5) within three (3) business days the agreement is deemed to be approved by Licensee.

3.4.	No Liens or Encumbrances. Developer will not cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or otherwise assign, or allow any of the forgoing to occur to, the Intellectual Property Rights in and to the Licensed Game without Licensee’s prior written consent.

3.5.	Audit – Use of Game Development Funding. Developer will maintain books and records that report the usage of the Game Development Funding paid to Developer by Licensee hereunder. Licensee may examine these books and records as they relate to the usage of the Game Development Funding, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the Developer’s business. In the event any such inspection reveals that Developer has allocated or spent ten percent (10%) or more of the Game Development Funding for purposes other than the development of the Licensed Game, then in addition to any and all other rights and remedies available to Licensee hereunder, Developer shall immediately return to Licensee and/or reimburse Licensee for such Game Development Funding, upon demand from Licensee, and the Parties shall agree upon a reasonably prompt payment schedule and/or time frame for such reimbursement. Any such repayment of Game Development Funding shall not affect the allocation of Fig Publishing Share resulting from the Game Development Funding paid to Developer by Licensee.

4.	REVENUES; PAYMENTS.

4.1.	Game Development Funding. Provided that the Crowdfunding Target is achieved, Licensee shall, within thirty (30) days of completion of the Licensee’s Investment Crowdfunding campaigns for the Licensed Game conducted on Fig.co, pay to Developer the Game Shares Proceeds less 2.5% of such amount to be retained by Licensee to cover operating expenses, costs of offering and costs of any initial game marketing (such net amount, the “Game Development Funding”). Developer and Licensee agree that the Game Shares Proceeds will not exceed $15,000,000, unless the Parties mutually agree to a higher amount in writing.

As used herein, “Fig Publishing Share” shall mean the percentage equal to (x) the sum of the Game Shares Proceeds plus up to $20,000 (or such greater amount as may be agreed in writing by Developer and Licensee) to the extent Fig Publishing rewards investors whose purchases meet certain criteria favored by Fig Publishing with a credit of $1,000 each, (y) divided by $33,333,333.

4.2.	Revenue Share. Licensee shall pay Developer the following percentage of Adjusted Gross Receipts (the “Developer Share”) if any, according to the following formula:

4.2.1.	Until Licensee receives Adjusted Gross Receipts of $13,333,333, the percentage of Adjusted Gross Receipts paid to Developer shall be a percentage equal to: 100% – (2.5 * Fig Publishing Share)

4.2.2.	After Licensee receives Adjusted Gross Receipts of $13,333,333, the percentage of Adjusted Gross Receipts paid to Developer shall be a percentage equal to: 100% – (Fig Publishing Share)

By way of example, if the Game Shares Proceeds were $10,000,000, then the Fig Publishing Share would equal approximately 30%, which is derived from dividing $10,000,000 (up to $10,020,000) by $33,333,333, and under Section 4.2.1 the Licensee would retain approximately 75% of Adjusted Gross Receipts and under Section 4.2.2 the Licensee would retain approximately 30% of Adjusted Gross Receipts. Furthermore, for purposes of clarity, in no event will the Game Shares Proceeds exceed $15,000,000, and accordingly, in no event will the Fig Publishing Share exceed approximately 45%.

4.3.	Reserve. As security against chargebacks, returns, disputed charges, fraudulent charges and/or bad debt incurred, Licensee shall be entitled to retain a reserve of not more than ten percent (10%) of the Developer Share on a rolling 6-month basis.

4.4.	Statements and Payments. Payments by a Co-Publisher to the other party (the Developer Rev Share in the case of a payment by Licensee to the Developer, and the Co-Publisher Payment in the case of a payment by a Co-Publisher to Licensee) shall be made no later than thirty (30) days after the end of the calendar month in which the Licensed Game Revenue is received and include (i) a statement from the paying Co-Publisher regarding the payment and (ii) a copy of all statements received by the paying Co-Publisher from each Distributor.

4.5.	Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States in the Territory, Licensee shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. Licensee shall use commercially reasonable efforts to furnish to Developer the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to Developer for its pro-rata share of such tax credit, if any. If for any reason Licensee does not withhold such taxes, then Developer agrees to pay such taxes within sixty (60) days from the date of notice from Licensee. If Developer does not pay such taxes and the relevant tax authority holds Licensee liable, then Developer agrees to indemnify Licensee for any such liability within sixty (60) days from the date of Licensee's notice thereof.

4.6.	Audit Procedure – Co-Publisher Payments. Co-Publishers will maintain books and records reasonably sufficient to permit verification of each Co-Publisher’s compliance with its obligations under this Agreement. Each Party may examine these books and records as they relate to distribution of the Licensed Game, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Co-Publisher’s business. In the event any such inspection reveals that a Co-Publisher has underpaid or caused to be underpaid any amount by ten percent (10%) or more of the amount actually owed, then in addition to any and all other rights and remedies available to a Party hereunder, such Co-Publisher shall immediately pay the underpaid amounts upon demand of the underpaid Party. Such payments shall also include interest calculated from the date such payments were originally due at the rate of (i) One and One Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law. Any such payments shall not affect the allocation of Fig Publishing Share resulting from the Game Development Funding paid to Developer by Licensee.

4.7.	Fig Holdings Service Fee. Developer acknowledges and agrees that Licensee shall pay Fig Holdings one tenth of one percent (0.1%) of the amount equal to gross revenues actually received by Licensee from Licensee’s exploitation of the Licensed Game after deduction of the Selling Expenses (the “Service Fee”). The Service Fee shall be used to compensate Fig Holdings for its services to Fig Publishing and the Licensee, which shall principally be applied to costs in connection with the marketing and promotion of the Licensed Game by the Licensee.

5.	CONFIDENTIAL INFORMATION

5.1.	Confidential Information. Each Party acknowledges that by reason of its relationship to the other Party under this Agreement it will have access to and acquire knowledge from, material, data, systems and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be accessible or known to the general public, including, but not limited to the terms of this Agreement (referred to as “Confidential Information”).

5.2.	No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, and only to those employees and contractors who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party (other than contractors as set forth in subpart (ii) hereof) without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

5.3.	Exclusions. The Parties’ obligations under Section 5.2 above shall not apply to Confidential Information which: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third Party who is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information. Notwithstanding the provisions of Section 5.2, the receiving Party will not be in breach of its obligations hereunder if it is required by law or judicial order or stock exchange regulation to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

6.	REPRESENTATIONS AND WARRANTIES.

6.1.	Mutual Representations and Warranties. Each Party represents and warrants to the other Party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

6.2.	Developer Representations and Warranties. In addition to the representations and warranties set forth in Section 6.1, Developer hereby represents and warrants to Licensee that:

6.2.1.	The Licensed Game is the Developer’s original creation;

6.2.2.	Developer is the exclusive owner of all rights and interests in the Licensed Game and the Developer Brand Elements and all component parts thereof do not and shall not violate or infringe any Intellectual Property Rights or other proprietary rights of any third party or parties;

6.2.3.	Developer has obtained all of the rights which are needed in order for Developer to satisfy its obligations hereunder and has the ability, power and permission to grant such rights to Licensee and to make the promises and covenants as are set forth herein;

6.2.4.	Developer’s execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party; and

6.2.5.	The Licensed Game contains no Open Source. Provided, however, that all “MIT licenses” published at any time through the website of the Open Source Initiative, and the UE4 License, are hereby approved by Licensee; and provided, further, that if Developer wishes to include any other Open Source code in the Licensed Game it shall seek permission from Licensee, which permission shall not be unreasonably withheld or delayed.

6.3.	Disclaimers. Notwithstanding anything else to the contrary in this Agreement, Licensee makes no representation, warranty or guaranty as to the amount of Developer Share that Developer will derive from the exploitation of the Licensed Game or as to the commercial success thereof.

7.	TERM AND TERMINATION.

7.1.	Term. The term of this Agreement shall commence as of the Effective Date and shall continue for the duration of the term of copyright protection for the last-to-expire version of the Licensed Game in each country unless terminated as set forth in this Section 7.

7.2.	Termination by Licensee; Automatic Termination. Licensee may terminate this Agreement immediately upon written notice to Developer in the event that Licensee determines that the Crowdfunding Target has not been achieved.

7.3.	Termination for Cause. Either Party may terminate this Agreement: (i) upon a material default or breach by the other Party of any of its material obligations under this Agreement, unless within thirty (30) calendar days after receipt of written notice of such default, the defaulting Party remedies such default or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor's arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.4.	Effect of Termination. Except as set forth in Section 7.5, upon termination of this Agreement pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer, all rights and licenses granted hereunder shall immediately terminate and Licensee shall have no further obligation to make any payments contemplated by Sections 4.1 or 4.2 (other than, with respect to Section 4.2, any payments attributable to any period(s) ending on or before the date of termination that have not yet been paid).

7.5.	Survival. Sections 1, 2.1-2.5 (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), 2.6, 3 (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), 4 (unless this Agreement is terminated pursuant to Section 7.3(i) by Licensee), 5, 6, 7.4 and 8 through 10 shall survive the termination or expiration of this Agreement.

 The Parties acknowledge and agree that to the extent the licenses granted in Section 2 survive the termination of this Agreement, all terms and obligations under Section 4 hereof shall also survive.

The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is and shall be subject to Sections 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such sections in accordance with its terms and conditions.

8.	INDEMNIFICATION.

8.1.	Mutual Indemnification. Each Party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying Party of its obligations, representations and warranties hereunder, (ii) any claims by the indemnifying Party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Licensed Right as contemplated under this Agreement.

8.2.	Securities Law Indemnification & Insurance. To the maximum extent permitted by law, Licensee agrees to indemnify, defend, and hold harmless Developer and its officers, directors, employees and agents (“Indemnitees”) from and against any loss, expense (including reasonable attorneys’ fees), liability, damage or claim, made or brought on behalf of any person alleging that an Indemnitee violated securities laws or similar laws in connection with this Agreement or the crowdfunding campaign(s) conducted pursuant to this Agreement (“Claim”), unless the Indemnitee’s willful misconduct was the sole cause of such Claim. Licensee shall use best efforts to obtain, within ninety (90) days from the date of this Agreement, insurance covering Claims naming the Indemnitees as third party insureds underwritten by a carrier with an A.M. Best insurance company rating of no less than “A” and providing coverage in amounts no less than $1 million per occurrence and $1 million in the aggregate. To the extent such insurance is obtained, Licensee will produce evidence of such insurance upon the request of any Indemnitee.

8.3.	Notice; Participation. The Party claiming indemnification pursuant to this Section 8 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which it becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to Indemnifying Party in connection with the defense or settlement of any such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.4.	Settlement. The Indemnified Party agrees that Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. However, Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party.

9.	LIMITATIONS ON LIABILITY.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY, WHETHER IN TORT, CONTRACT OR OTHERWISE, SHALL LICENSEE BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF LICENSEE SHALL HAVE BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY LICENSEE TO DEVELOPER UNDER THIS AGREEMENT TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE, EXCEPT WITH RESPECT TO DEVELOPER’S INDEMNIFICATION OBLIGATION WITH RESPECT TO THIRD PARTY INTELLECTUAL PROPERTY CLAIMS UNDER SECTION 6.2.2, WHICH CLAIMS SHALL NOT BE SUBJECT TO ANY CAP ON LIABILITY. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

10.	GENERAL.

10.1.	Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of California, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of San Francisco, California and the Parties hereby consent to the exclusive personal jurisdiction and venue therein. The Parties expressly waive the application of the United Nations Convention on Contracts for the International Sale of Goods to the terms of this Agreement.

10.2.	Injunctive Relief. Developer acknowledges that monetary damages and remedies at law may be inadequate to provide full compensation in the event of a material breach relating to Developer’s obligations, representations, and warranties hereunder, and Licensee shall therefore be entitled to obtain injunctive relief in the event of any such material breach. Developer further acknowledges and agrees that if Licensee is in breach of any of the material provisions of this Agreement, Developer shall be limited to bringing an action at law to recover damages, and in no event, shall Developer be entitled to enjoin or restrain or otherwise interfere with Licensee’s production, distribution, licensing or exploitation of the Licensed Game or Licensee’s use, publication or dissemination of any advertising issued in connection with the foregoing.

10.3.	Controls. Both Parties will adhere to all applicable laws, regulations and rules relating to the export of technical data and will not export or re-export any technical data, any products received from the other Party or the direct product of such technical data to any proscribed country listed in such applicable laws, regulations and rules unless properly authorized.

10.4.	Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other Party by contract or otherwise to any obligation, except as expressly set forth herein. They will not represent to the contrary, either expressly, implicitly or otherwise.

10.5.	Notices. All notices and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of each of the chief executive officer of the receiving Party at the address of the receiving Party set forth below, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

If to Developer:

Double Fine Productions, Inc.,

525 Brannan Street, Suite 200, San Francisco, California 94107

Email:

If to Licensee:

Fig Grasslands LLC

715 Bryant St., Suite 202, San Francisco, CA 94107

Email: justin@fig.co

10.6.	No Assignment. This Agreement may not be assigned by Developer to any other person, firm, or entity without the express written approval of Licensee (which approval may be withheld in Licensee’s sole discretion) and any attempt at assignment in violation of this Section 10.6 shall be null and void. Notwithstanding the foregoing, Licensee may assign any or all of its rights and obligations under this Agreement to Fig Publishing as expressly set forth in Section 3.3.

10.7.	Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

10.8.	Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

10.9.	Advice from Independent Counsel. The Parties hereto understand that this Agreement to which it is a party is a legally binding agreement that may affect such Party’s rights. Each Party represents to the other that it has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

10.10.	Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that all Parties have participated in the preparation of this Agreement.

10.11.	Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

10.12.	Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

10.13.	Headings. Headings are for convenience only and shall not be considered in interpreting this Agreement.

10.14.	Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Licensee and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

10.15.	Severability. If any provision of this Agreement is, becomes, or is deemed invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

INTENDING TO BE LEGALLY BOUND, the Parties have executed this Agreement by their duly authorized representatives, to be effective as of the date first written above.

Double Fine Productions, Inc.		Fig Grasslands, LLC

By:	/s/ Tim Schafer	By:	Fig Publishing, Inc., in its capacity
Name:	Tim Schafer		as sole member of the Licensee
Title:	CEO

		By:	/s/ Justin Bailey
		Name:	Justin Bailey
		Title:	CEO

Exhibit A

The Licensed Game

Psychonauts 2

Grasslands will be a sequel to one of the Grasslands Developer’s most successful games, Psychonauts. The original game, released in 2005, follows the story of a young psychic named Razputin in his quest to join an elite group of international psychic secret agents, the Psychonauts. He runs away from the circus and breaks into their secret training facility, Whispering Rock Psychic Summer Camp. As he begins his training by psychically delving inside the consciousnesses of his tutors and those around him, he realizes all is not as it seems, and soon embarks upon a psychic odyssey through a variety of levels set inside the minds of misfits, monsters and madmen.

In Psychonauts 2, Raz will realize his dream and visit Psychonauts Headquarters. However, when he gets there, he will find that it is not the perfect place he expected and will quickly realize that the Psychonauts need him more than he needs them. Psychonauts 2 will feature a new hub world inside Psychonauts HQ. The player will access new mental worlds as Raz peeks inside the minds of a host of new characters who need his help to combat their inner demons and unravel their deep-seated emotional issues. Raz will hone his secret agent psychic abilities — and learn new ones, too — using them to solve mysteries and uncover evil plots.

Exhibit B

Developer Brand Features

Psychonauts (registered trademark)

Double Fine TM (unregistered trademark)

Double Fine Productions TM (unregistered trademark)

Psychonauts 2 TM (unregistered trademark)